Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Immutep Limited (Company)

ABN

90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	1. Unlisted Performance Rights
2. Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 10,000,000 Unlisted Performance Rights
2. 3,900,000 Ordinary Shares

3   Principal terms of the +securities (e.g., if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1. Unlisted Performance Rights
Number of performance rights	10,000,000. This number has been calculated based on 4 years of directors’ fees at $60,000 per annum divided by $0.024 (being the 5 day VWAP up to and including 15 December 2017).
Vesting conditions	Service-based vesting conditions only.
Tranche 1	2,500,000 on 1 December 2018. (Being continued service from 18 November 2017 to 17 November 2018
Tranche 2	2,500,000 on 1 December 2019. (Being continued service from 18 November 2018 to 17 November 2019
Tranche 3	2,500,000 on 1 December 2020. (Being continued service from 18 November 2019 to 17 November 2020
Tranche 4	2,500,000 on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021
Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)
Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.
2. Pari passu with existing Fully Paid Ordinary Shares

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1. Yes, if/when the Performance Rights vest to shares 2. ‘Pari Passu’ with existing Fully Paid Ordinary Shares

5 Issue price or consideration	1. Nil 2. Nil

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.  Unlisted Performance Rights are issued to Dr Russell Howard in lieu of cash for his services as a non-executive director, in accordance with shareholder approval at the AGM held on 16 November 2018.

2.  Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c Number of +securities issued without security holder approval under rule 7.1	Nil

6d Number of +securities issued with security holder approval under rule 7.1A	Nil

6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	1. 10,000,000 performance rights approved at the AGM on 16 November 2018 for Non-Executive Director, Dr Russell Howard.

6f Number of +securities issued under an exception in rule 7.2	2. 3,900,000 issued under exception 4 in rule 7.2

6g   If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

	Not applicable

6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7   +Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

	21 November, 2018

	Number	+Class

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	3,084,431,629	Ordinary fully paid shares (ASX: IMM)

	Number	+Class - Options
9 Number and +class of all +securities not quoted on the ASX (including the securities in clause 2 if applicable)	Amount	Exercise Price	Expiration Date
	147,628,500	$0.05019	12 December 2018
	371,445,231	$0.0237	4 August 2020
	793,103	$0.057	30 October 2020
	1,026,272	$0.040	7 March 2021
	8,475,995	$0.025	4 August 2025

Number	+Class – Warrants over NASDAQ listed American Depository Shares
Amount	Exercise Price	Terms
1,553,718	US$2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire 5 January 2023

Number	+Class – Performance Rights
Amount	Type	Expiration Date
5,472,734	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 6 December 2016.
8,533,063	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4December 2017
73,333,333	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
10,000,000	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
7,751,152	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 2 October 2018
10,000,000	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 21 November 2018.

Number	+Class – Convertible Notes
Amount	Type	Expiration Date
13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	Not applicable

12 Is the issue renounceable or non-renounceable?	Not applicable

13 Ratio in which the +securities will be offered	Not applicable

14 +Class of +securities to which the offer relates	Not applicable

15 +Record date to determine entitlements	Not applicable

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17 Policy for deciding entitlements in relation to fractions	Not applicable

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19 Closing date for receipt of acceptances or renunciations	Not applicable

20 Names of any underwriters	Not applicable

21 Amount of any underwriting fee or commission	Not applicable

22 Names of any brokers to the issue	Not applicable

23 Fee or commission payable to the broker to the issue	Not applicable

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25 If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28 Date rights trading will begin (if applicable)	Not applicable

29 Date rights trading will end (if applicable)	Not applicable

30 How do +security holders sell their entitlements in full through a broker?	Not applicable

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33 +Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities

(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

     1 - 1,000

     1,001 - 5,000

     5,001 - 10,000

     10,001 - 100,000

     100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	Not applicable

39 Class of +securities for which quotation is sought	Not applicable

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

	Number	+Class

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	...........................................................................	Date: 21/11/2018
Company secretary

Print name:	Deanne Miller

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	2,362,662,532

Add the following:

•  Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•  Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•  Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•  Include only ordinary securities here – other classes of equity securities cannot be added

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

721,769,097

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil

“A”	3,084,431,629

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	462,664,744

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•  Under an exception in rule 7.2

•  Under rule 7.1A

•  With security holder approval under rule 7.1 or rule 7.4

Note:

•  This applies to equity securities, unless specifically excluded – not just ordinary securities

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

Nil

“C”	Nil

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	462,664,744

Subtract “C” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.15] – “C”	462,664,744 Note: this is the remaining placement capacity under rule 7.1

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	3,084,431,629

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	308,443,162

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•This applies to equity securities – not just ordinary securities

•Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•It may be useful to set out issues of securities on different dates as separate line items

Nil

“E”	308,443,162

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	308,443,162

Subtract “E” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.10] – “E”	308,443,162 Note: this is the remaining placement capacity under rule 7.1A